TIMMINS GOLD / ALIO GOLD TO PROVIDE Q1 2017 RESULTS MAY 11th

May 2, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is proposing to change its name to Alio Gold Inc. at its upcoming Annual General Meeting of Shareholders. If approved, the Company expects to begin trading on both the TSX and the NYSE MKT under the ticker ALO on May 16, 2017.

The Company plans to release its first quarter 2017 financial statements prior to the market open on May 11, 2017 followed by a conference call to discuss the results at 11:00 am EST.

Q 1 2017 results conference call and webcast:

Date:	Thursday May 11, 2017
Time:	11:00 a.m. EST
Live:	1-855-427-9509 (Canada and U.S. toll free)
1-201-229-8822 (Outside North America)
Conf ID:	7736649
Webcast:	http://edge.media-server.com/m/p/x79rj9k2
Replay:	To be available on the Timmins Gold website at www.timminsgold.com.

About Timmins Gold / Alio Gold

Timmins Gold / Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.